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File No. 82-34816
October 29, 2004

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SEGA SAMMY HOLDINGS INC.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3-2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SEGA SAMMY HOLDINGS INC. (the "Company") with respect to its ADR program, enclose herewith English translation of the documents of which contents were announced by the Company.

- Notice of Cancellation by Subsidiary of its Shares of Treasury Stock (dated October 1, 2004) (English translation)
- Notice of the Forecast of Operating Results of SEGA SAMMY HOLDINGS INC. for the Year Ending March 31, 2005 (dated October 1, 2004) (English translation)
- Notice of Appointment of Officers and Organizational Arrangement (dated October 1, 2004) (English translation)
- Notice of SEGA SAMMY HOLDINGS' Medium-Term Business Plan (dated October 1, 2004) (English translation)
- Notice of Determination of Conditions of Issuance of Yen Denominated Guaranteed Convertible Bonds due 2009 (dated October 13, 2004) (English translation)
- Notice of Adjustment to the Forecasts of Operating Results of the Company's Subsidiary (Sammy NetWorks Co., Ltd.) (dated October 19, 2004) (English translation)

Yours truly,

Fusako Otsuka

11/9

FO/ah
Encl.
cc: The Bank of New York
cc: SEGA SAMMY HOLDINGS INC. (w/o encl.)

(Translation) **File No. 82-34816**

October 1, 2004

Dear Sirs,

Name of Company:	SEGA SAMMY HOLDINGS INC.
Name of Representative:	Hajime Satomi, Chairman, President and Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Koichi Fukazawa, Executive Officer (TEL: 03-6215-9955)

<u>Notice of Cancellation by Subsidiary of its Shares of Treasury Stock</u>

Notice is hereby given that the Sammy Corporation (President and Representative Director: Kenkichi Yoshida, hereinafter "Sammy"), a subsidiary of SEGA SAMMY HOLDINGS INC. (the "Company"), adopted a resolution to cancel its shares of treasury stock pursuant to Article 212 of the Commercial Code of Japan at the meeting of its board of directors held on September 30, 2004, as described below:

Description

1. Purpose of the cancellation of the shares of treasury stock:

   Sammy and SEGA CORPORATION (President and Representative Director: Hisao Oguchi, hereinafter "Sega") jointly established their holding company, SEGA SAMMY HOLDINGS INC. (Chairman, President and Representative Director: Hajime Satomi, hereinafter "Sega Sammy Holdings") through a share-for-share exchange (*kyodo kabushiki iten*) as of October 1, 2004 to conduct a business combination. The purpose of the cancellation by Sammy of its shares of treasury stock is to improve the capital efficiencies of Sega Sammy Holdings and increase the shareholder value by reducing the number of issued shares.

2. The details of the shares to be cancelled:

   (1) Class of shares: Shares of common stock of Sammy

   (2) Number of shares: 4,350,299 shares (4.89% of the total number of issued shares)

3. Date of cancellation:

   September 30, 2004

(For reference)

•	Total number of issued shares of Sammy after the cancellation:	84,658,430 shares
•	Total number of issued shares of Sega as of September 31, 2004:	174,945,700 shares
•	Total number of issued shares of Saga Sammy Holdings as of October 1, 2004:	133,643,226 shares

* Share exchange ratio: Shares of Sammy : Shares of Sega Sammy Holdings = 1 : 1
Shares of Sega : Shares of Sega Sammy Holdings = 1 : 0.28

- END -

(Translation)

File No. 82-34816
October 1, 2004

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi, Chairman, President and Representative Director
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further Inquiry: Koichi Fukazawa, Executive Officer (TEL: 03-6215-9955)

Notice of the Forecast of Operating Results of SEGA SAMMY HOLDINGS INC. for the Year Ending March 31, 2005

Notice is hereby given that SEGA SAMMY HOLDINGS INC. (the "Company"), at the meeting of its Board of Directors held on October 1, 2004, approved of such forecast of operating results of the Company for the year ending March 31, 2005, as described below, which was publicized on September 16, 2004 by SEGA CORPORATION (President and Representative Director, Hisao Oguchi; hereinafter "Sega") and Sammy Corporation (President and Representative Director: Kenkichi Yoshida, hereinafter "Sammy") pursuant to the resolutions adopted by their respective boards of directors. Article 2 of the Supplementary Provisions to the Articles of Incorporation of the Company provides that the first business year shall commence on the date of its incorporation and end on March 31, 2005.

Description

1. Forecast of consolidated operating results:

Year ending March 31, 2005 (from April 1, 2004 to March 31, 2005):

(million yen)

	Net Sales	Ordinary Income	Net Income
Whole year	520,000	92,000	47,500

2. Forecast of non-consolidated operating results:

Year ending March 31, 2005 (from October 1, 2004 to March 31, 2005):

(million yen)

	Net Sales	Ordinary Income	Net Income
Second half of the year	2,950	120	60

Note: The forecast of non-consolidated operating results is prepared in respect of the

second half of the year as SEGA SAMMY HOLDINGS INC. was incorporated as of October 1, 2004.

3. Year-end dividends for the year ending March 31, 2005:

SEGA SAMMY HOLDINGS INC. plans to pay a year-end dividend of ¥40 per share to its shareholders as of March 31, 2005.

- END -

Notice on the forecast of operating results: The above forecast of operating results is prepared based on the information available to management as of the date hereof. You should be aware that actual results may differ from the projected figures for a variety of factors in the future.

(Translation)

File No. 82-34816

October 1, 2004

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.

Name of Representative: Hajime Satomi, Chairman, President and Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry: Koichi Fukazawa, Executive Officer (TEL: 03-6215-9955)

Notice of Appointment of Officers and Organizational Arrangement

On October 1, 2004, SEGA SAMMY HOLDINGS INC. ("Sega Sammy Holdings") was established jointly by SEGA CORPORATION ("Sega") and Sammy Corporation ("Sammy") through a share-for-share exchange (*kyodo kabushiki iten*).

Notice is hereby given that Sega Sammy Holdings, at the meeting of its Board of Directors held on October 1, 2004, resolved to appoint officers and establish organization units, as described below:

Description

1. Directors and Corporate Auditors

Chairman, President and Representative Director	Hajime Satomi	(Chairman and Representative Director of Sega, Chairman and Representative Director of Sammy)
Vice Chairman and Director	Hisao Oguchi	(President and Representative Director of Sega)
Senior Managing Director	Keishi Nakayama	
Managing Director	Kiyofumi Sakino	
Director	Kenkichi Yoshida	(President and Representative Director of Sammy)
Director	Hideki Okamura	(Managing Director of Sega)
Director	Yasuo Tafuku	(Managing Director of Sega)
Standing Corporate Auditor	Kazutada Ieda	
Corporate Auditor	Akio Onioi	(Corporate Auditor of Sammy)
Corporate Auditor	Ryoichi Arai	(Standing Corporate Auditor of Sega)
Corporate Auditor	Toshio Hirakawa	(Standing Corporate Auditor of Sammy)

2. Executive Officers

Executive Officer	Satoru Sugano	(Director of Sega)
Executive Officer	Koichi Fukazawa	

- * Mr. Sugano will be in charge of the Accounting & Finance Department and General Affairs Department and concurrently serve as General Manager of the Legal & Compliance Department.
- * Mr. Fukazawa will be in charge of the Business Planning Department and Public Relations Department and concurrently serve as General Manager of the Secretariat and General Manager of the Investor Relations Department.

3. Organization units and the appointment of the chiefs thereof

Organization units will be established and the chiefs thereof will be appointed as described below:

General Manager, Secretariat	Koichi Fukazawa	
General Manager, Business Planning Department	Mitsuaki Katori	
General Manager, Public Relations Department	Shisei Deguchi	
General Manager, Investor Relations Department	Koichi Fukazawa	
General Manager, Accounting & Finance Department	Shunichi Shimizu	(General Manager, Accounting & Finance Department, Corporate Division of Sammy)
General Manager, General Affairs Department	Zenryo Hayashi	(General Manager, Personnel Department and General Affairs Department, Corporate Division of Sammy)
General Manager, Legal & Compliance Department	Satoru Sugano	(Director of Sega)
General Manager, Audit Office	Kanji Kobayashi	


Auditors' Meeting
Board of Directors
Chairman and President
Audit Office
Legal & Compliance Department
General Affairs Department
Accounting & Finance Department
Investor Relations Department
Public Relations Department
Business Planning Department
Secretariat

- END -

(Translation) **File No. 82-34816**

October 1, 2004

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.

Name of Representative: Hajime Satomi, Chairman, President and Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry: Koichi Fukazawa, Executive Officer (TEL: 03-6215-9955)

Notice of SEGA SAMMY HOLDINGS' Medium-Term Business Plan

Notice is hereby given that SEGA SAMMY HOLDINGS INC. (the "Company"), at the meeting of its Board of Directors held on October 1, 2004, approved of Sega Sammy Group's medium-term business plan publicized on September 16, 2004 by SEGA CORPORATION (President and Representative Director: Hisao Oguchi, hereinafter "Sega") and Sammy Corporation (President and Representative Director: Kenkichi Yoshida, hereinafter "Sammy") pursuant to the resolutions adopted by their respective boards of directors, as described below:

Description

1. Medium-Term Business Plan of Sega Sammy Group:

(billion yen)

		Year ending March 31, 2005 (from April 1, 2004 to March 31, 2005)	Year ending March 31, 2006 (from April 1, 2005 to March 31, 2006)	Year ending March 31, 2007 (from April 1, 2006 to March 31, 2007)
Net Sales	Pachislot and pachinko-related business	262.6	256.0	313.0
	Commercial amusement equipment business	66.1	73.3	80.2
	Amusement facility business	80.3	91.0	96.0
	Consumer business	70.8	72.4	76.9
	Media contents and other businesses	44.1	47.2	58.8
	Total	520.0	540.0	625.0
Ordinary Income		92.0	93.0	122.0
Net Income		47.5	51.0	68.0

2. Management policy of Sega Sammy Group:

Sega and Sammy established their holding company SEGA SAMMY HOLDINGS INC. through management integration as of October 1, 2004, which has given birth to Sega Sammy Group with a wide range of businesses targeting whole generations covering children and adults in the entertainment area.

Sega Sammy Group will relocate personnel to its strategic sectors and reorganize its system to improve efficiencies and strengthen and expand its profitable basis. The management integration will give effect to a fuller line of products and services and allow more effective media-mix strategies and the creation of new businesses, as well as strengthen and expand its overseas group companies to accelerate penetration into the global market.

Sega Sammy Group will fortify its presence in the global market with the aim of becoming the No. 1 integrated entertainment company in the world.

3. Major tasks of each business:

(1) Pachislot and pachinko-related business:

- Win the largest share in the pachinko machine market
- Continue to win the largest share in the pachislot machine market

(2) Commercial amusement equipment business:

- Develop a fuller line of products by strengthening development capabilities
- Open overseas marketing channels

(3) Amusement facility business:

- Improve profitability by differentiating the existing facilities
- Develop multiplex entertainment facilities based on innovative and totally new concepts

(4) Consumer business:

- Strengthen the development control system
- Improve the overseas development and marketing systems

(5) Media content-related and other businesses:

- Optimize contents in all businesses
- Develop media contents globally (Asia, Europe and America)

- END -

Notice on the medium-term business plan:
The medium-term business plan is prepared based on the information available to management as of the date hereof. You should be aware that actual results may differ from the projected figures for a variety of factors in the future.

(Translation) **File No. 82-34816**

October 13, 2004

Dear Sirs,

Name of Company:	SEGA SAMMY HOLDINGS INC.
Name of Representative:	Hajime Satomi, Chairman, President and Representative Director
(Code No. 6460, Tokyo Stock Exchange 1st Section)	
Further Inquiry:	Koichi Fukazawa
Executive Officer	(TEL:03-6215-9955)

Notice of Determination of Conditions of Issuance of

Yen Denominated Guaranteed Convertible Bonds due 2009

It is hereby notified that SEGA SAMMY HOLDINGS INC. (the "Company"), at the meeting of its Board of Directors held on October 13, 2004, has determined the conditions of issuance of Yen Denominated Guaranteed Convertible Bonds due 2009 (hereinafter referred to as the "Bonds with Stock Acquisition Rights", of which the bonds solely will be referred to as the "Bonds" and the stock acquisition rights solely will be referred to as the "Stock Acquisition Rights" hereinafter) that the Company has resolved to issue at the meeting of its Board of Directors held on October 1, 2004, as described below:

Description

1. Total amount of issue:
   ¥30,516 million, plus an amount equivalent to the face value of the substitute Bonds that may be issued against appropriate evidence and indemnity for lost, stolen or destroyed Bonds upon request from the holders thereof.

2. Total number of Stock Acquisition Rights to be issued:
   30,516 rights, plus the aggregate face value of the substitute Bonds that may be issued against appropriate evidence and indemnity for lost, stolen or destroyed Bonds upon request from the holders thereof, divided by ¥1,000,000.

3. Issue price of the Stock Acquisition Rights: ¥ 307,500

4. Reason for calculation of the issue price of the Stock Acquisition Rights:
The issue price of the Stock Acquisition Rights has been determined , by taking into account the theoretical economic value of the Bond with the Stock Acquisition Right calculated by taking the initial conversion price and the other factors including the market conditions into consideration, and the value to be obtained by the Company based upon conditions of the Bonds, such as the issue price of the Bonds and the interest rate.

(For Reference)

1. Date of resolution for the issue: October 1, 2004

2. Exchange offering period: From October1, 2004 to 5.00pm (London time) on October 12, 2004

3. Payment date and delivery date of the Bonds: October 29, 2004 (London time)

4.Initial conversion price: ¥3,828

5. Issue price of the Bonds: 100% of the face value of the Bonds (face value of each Bond : ¥1,000,000)

6. Coupon: Zero

7. Exercise period of the Stock Acquisition Rights:
From November 1, 2004 to the close of business on February 17, 2009 (local time at the place of Agent for Conversion Request). However, (i) in case of early redemption of the Bonds, the Stock Acquisition Rights shall be exercised no later than three business days in Tokyo prior to the relevant redemption date, (ii) in case of cancellation by purchase of the Bonds, the Stock Acquisition Rights shall be exercised no later than the time the Company cancels the Bonds or, Guarantor or its subsidiary delivers the Bonds to the Company for cancellation thereof and (iii) in case of early redemption of the Bonds upon default in the performance of obligations, the Stock Acquisition Rights shall be exercised no later than the time the Bonds become due and payable.

8. Maturity date: March 3, 2009 (London time)

- End -

(Translation)

File No. 82-34816
October 19, 2004

Dear Sirs,

Name of Company:	SEGA SAMMY HOLDINGS INC.
Name of Representative:	Hajime Satomi, Chairman, President and Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Koichi Fukazawa, Executive Officer (TEL: 03-6215-9955)

Notice of Adjustment to the Forecasts of Operating Results of the Company's Subsidiary (Sammy NetWorks Co., Ltd.)

Notice is hereby given that the forecasts of operating results of Sammy NetWorks Co., Ltd., a subsidiary of SEGA SAMMY HOLDINGS INC. (the "Company"), for the interim period of the year ending March 31, 2005 (from April 1, 2004 to September 30, 2004) and for the whole-year period of the year ending March 31, 2005 (from April 1, 2004 to March 31, 2005), as publicized on July 30, 2004, are adjusted as described in the attachment hereto.

(Translation)

October 19, 2004

Dear Sirs,

Name of Company: Sammy NetWorks Co., Ltd.

Name of Representative: Masaaki Oono, President and Representative Director

(Code No. 3745, Tokyo Stock Exchange, Mothers)

Further Inquiry: Nobukuni Sato, Director and General Manager, Administration Division (TEL: 03-5730-0171)

Notice of Adjustment to the Forecasts of Operating Results

Notice is hereby given that in consideration of recent developments of operating performance, the forecasts of operating results of Sammy NetWorks Co., Ltd. (the "Company") for the interim period of the year ending March 31, 2005 (from April 1, 2004 to September 30, 2004) and for the whole-year period of the year ending March 31, 2005 (from April 1, 2004 to March 31, 2005), as publicized on July 30, 2004, are adjusted as described below:

Description

1. Adjustment to the forecast of the operating results for the interim period of the year ending March 31, 2005 (from April 1, 2004 to September 30, 2004):

(million yen)

	Net Sales	Ordinary Income	Net Income
Previous forecast (A)	2,501	752	441
Adjusted forecast (B)	2,944	1,155	673
Amount of increase or decrease (B-A)	443	402	231
Rate of increase or decrease	17.7%	53.5%	52.5%

2. Adjustment to the forecast of the operating results for the whole-year period of the year ending March 31, 2005 (from April 1, 2004 to March 31, 2005):

(million yen)

	Net Sales	Ordinary Income	Net Income
Previous forecast (A)	5,003	1,301	759
Adjusted forecast (B)	6,028	2,000	1,160
Amount of increase or decrease (B-A)	1,024	699	401
Rate of increase or decrease	20.5%	53.8%	52.8%
(For reference) Operating results for the previous year (ended March 31, 2004)	3,308	768	371

(For reference) Projected net income per share (for the whole-year period): ¥81,125.23

3. Reasons for the adjustment:

Principally due to strong sales of content services (Sammy 777 Town) in the amusement business, net sales are expected to amount to ¥2,944 million for the interim period, an increase of ¥443 million from the previous forecast, and ¥6,028 million for the whole-year period, an increase of ¥1,024 million.

Accordingly, ordinary incomes are expected to amount to ¥1,155 million for the interim period, an increase of ¥402 million from the previous forecast, and ¥2,000 million for the whole-year period, an increase of ¥699 million.

As a result, net incomes are expected to amount to ¥673 million for the interim period, an increase of ¥231 million from the previous forecast, and ¥1,160 million for the whole-year period, an increase of ¥401 million.

Notice on the forecast of operating results:

The projected figures in the above forecasts of operating results are calculated based on the information available to management as of the date hereof. You should be aware that actual results may differ from the forecasts described above for a variety of factors in the future, including the economic conditions of the market surrounding the Company.

- END -